Filed by Jones Lang LaSalle Incorporated (SEC File No. 001-13145) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended. Subject Company: HFF, Inc. (SEC File No. 001-33280) SEC File No. for Registration Statement on Form S-4 filed by Jones Lang LaSalle Incorporated: 333-231099 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 MAY 07, 2019 / 1:00PM, JLL - Q1 2019 Jones Lang LaSalle Inc Earnings Call CORPORATE PARTICIPANTS Christian Ulbrich Jones Lang LaSalle Incorporated - Chairman of Global Executive Board, President, CEO & Director Karen Samhat Stephanie Plaines Jones Lang LaSalle Incorporated - Global CFO & Member of Global Executive Board CONFERENCE CALL PARTICIPANTS Alan Kevin Samuel Wai Goldman Sachs Group Inc., Research Division - Research Analyst Anthony Paolone JP Morgan Chase & Co, Research Division - Senior Analyst Jade Joseph Rahmani Keefe, Bruyette, & Woods, Inc., Research Division - Director Stephen Hardy Sheldon William Blair & Company L.L.C., Research Division - Analyst PRESENTATION Operator Good day, and thank you for standing by. Welcome to the Jones Lang LaSalle Incorporated's First Quarter 2019 Earnings Conference Call. For your information, this conference call is being recorded. I would now like to turn the conference over to Karen Samhat, Senior Vice President of Investor Relations. Please go ahead. Karen Samhat Thank you, operator. Good morning, and welcome to our first quarter 2019 conference call for Jones Lang LaSalle Incorporated. Earlier this morning, we issued our earnings release, which is available on the Investor Relations section of our website, along with the slide presentation intended to supplement our prepared remarks. Please visit ir.jll.com. During the call, we will reference certain non-GAAP financial measures, which we believe provide useful information for investors. We include reconciliations of non-GAAP financial measures to GAAP in our earnings release and supplemental slides. As a reminder, today's call is being webcast live and recorded. A transcript of this conference call will also be posted on our website. Any statements made about future results and performance, plans, expectations and objectives are forward-looking statements. Actual results and performance may differ from those forward-looking statements as a result of factors discussed in the Annual Report on Form 10-K of the fiscal year ended December 31, 2018, and in other reports filed with the SEC. The company disclaims any undertaking to publicly update or revise any forward-looking statements. And with that, I would like to turn the call over to Christian Ulbrich, our Chief Executive Officer, for opening remarks. Christian Ulbrich - Jones Lang LaSalle Incorporated - Chairman of Global Executive Board, President, CEO & Director Thank you, Karen, and welcome, everyone, to this review of our first quarter results. Joining us today for her first earnings call is Stephanie Plaines who became our new Chief Global Financial Officer at the end of March. Stephanie joined our March investor call and has experienced a very fast and intense introductory program at JLL. I'm delighted to say that she is already very much up to speed and an integral part of our company's leadership. As is usual for us on these calls, Stephanie will provide insights about our performance in a few minutes. 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 MAY 07, 2019 / 1:00PM, JLL - Q1 2019 Jones Lang LaSalle Inc Earnings Call Let me summarize highlights for the quarter. Consolidated revenue and fee revenue increased by 11% and 6%, respectively, in local currency. Gross and fee revenue was predominantly organic led by continued excellent performance in our Americas Leasing business and a double-digit revenue increased in Corporate Solutions. We achieved record first quarter performance in our Real Estate Services business. LaSalle's assets under management reached a new high of $64.3 billion. Adjusted net income totaled $41.1 million for the quarter. Adjusted diluted earnings per share totaled $0.89. We continue to invest in and make progress on our digital strategy and platform transformation. In April, we announced that Jeetu Patel has been nominated for election as an independent nonexecutive member of our Board of Directors at our 2019 Annual Meeting of Shareholders in late May. Jeetu is the Chief Product Officer and Chief Strategy Officer at Box, Inc. His expertise in emerging technologies will help us drive our leadership in digital and data solutions for real estate and in the innovative technology services we provide our clients. And our Board of Directors approved a 5% dividend increase to $0.43 per share. Turning to the global economic outlook. Economic forecasts point to a decline in economic growth for the year to 3.2% from 3.6% in 2018. Our researchers believe that Q1 will be the softest quarter of the year while significant further slowing of the global economy looks to be limited, helping recession fears recede. For details, see Slide 2 in the supplemental information documented posted in the Investor Relations section of jll.com. Transactions in global real estate Capital Markets declined by 8% to $156 billion year-on-year with transactions taking longer to close as investors increase their underwriting discipline. Prime office capital value growth has gradually moderated over the past year to an annualized rate of 5.5% across 30 major office markets. In office leasing markets, gross leasing activity in the first quarter maintained the healthy pace of 2018 with global volumes across 96 markets up 2% versus a year ago to 113 million square feet. The global office vacancy rate fell to 11.1% in the first quarter, the lowest level of the current cycle despite elevated levels of new deliveries. Rental growth for prime office space has remained remarkably consistent over the past 18 months, trending at an annualized average of close to 4% across 30 global cities. On the whole then, a very decent environment for commercial real estate, which allowed us to continue to set new financial performance records in our Real Estate Services business. Now let's turn to Stephanie for detailed comments. Stephanie Plaines - Jones Lang LaSalle Incorporated - Global CFO & Member of Global Executive Board Thank you, Christian, and welcome, everyone, to the call. It's a pleasure to be here today to walk you through our first quarter 2019 results. As Christian outlined, on a local currency basis, consolidated revenue and fee revenue increased 11% and 6%, respectively, compared with first quarter 2018. This growth was led by continued exceptional performance in Leasing and double-digit growth in Corporate Solutions partially offset by a decline in Capital Markets investment sales. We are pleased by the growth in our advisory fees and our momentum in capital raising at LaSalle. And as expected, LaSalle incentive fees and equity earnings returned to a more normalized level. For the quarter, Real Estate Service fee revenue growth was predominantly organic with roughly 10% of growth driven by recent acquisitions. As a reminder, we report service line and segment result changes in local currency unless otherwise noted. Consolidated leasing fee revenue grew an impressive 22% for the quarter, the outcome of record first quarter performance in the Americas. This was especially noteworthy considering the 2% increase in global leasing market volumes. Our consolidated Capital Markets fee revenue declined 14% against first quarter 2018 primarily the result of reduced investment sales across all regions but most notably in EMEA. Global market investment sales volumes were down primarily as a result of EMEA market softness. 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 MAY 07, 2019 / 1:00PM, JLL - Q1 2019 Jones Lang LaSalle Inc Earnings Call Our Property & Facility Management fee revenue grew 10% for the quarter. Project & Development Services grew 4%, and our Advisory and Consulting grew 6%. From a margin perspective, we have provided additional information on Slide 5 of the supplemental materials, and I will touch upon the highlights. Adjusted EBITDA margin, calculated on a fee revenue basis, was 7.2% in U.S. dollars for the quarter. The 120 basis point margin contraction was primarily the result of LaSalle's normalized incentive fees and equity earnings. Drawn leasing growth and continued cost-management initiatives drove 70 basis points of margin expansion in Real Estate Services, inclusive of lower Capital Markets activity and continued investments. Over the quarter, approximately 50% of the incremental investment spend within operating expenses was related to technology, of which half was in support of upgrading platform and business line infrastructure. The remainder relates to client-facing innovation and investments expected to generate future returns. Now turning to debt management. Total net debt was $980 million at quarter end, reflecting an increase of $70 million for the first quarter 2018 and an increase of $690 million from year-end. The quarterly increase against year-end reflects both the annual timing of variable compensation paid, which is larger due to outstanding 2018 performance, and an acceleration of certain trade payables related to our financial ERP conversion that is timing only. For the quarter, net debt-to-trailing 12-month adjusted EBITDA was 1x, a leverage profile that maintains our investment-grade balance sheet while providing liquidity to achieve our growth priorities, including strategic M&A. On March 19, we announced a definitive agreement to acquire HFF, a leading Capital Markets intermediary. The proposed acquisition is an exciting step in delivering our long-term strategic goals, which we expect to generate high-quality, accretive earnings with a favorable margin profile within the first full financial year. For more information on this transformative acquisition, please see our HFF presentation materials and the S-4 filing posted on our Investor Relations website. Moving to our segment results. First quarter fee revenue in the Americas increased 15% over the prior year. Growth was broad based except for Capital Markets, with stellar performance in Leasing. We achieved record first quarter leasing fee revenue with growth of 29% compared with 2018. The Northwest, Mid-Atlantic and New York markets, together with larger deal sizes, drove this outstanding performance. Capital Markets fee revenue was down 8% for the quarter primarily driven by lower investment sales partially offset by growth in our debt placement business. Although we are seeing deals taking longer to close, we remain confident in the strength of the pipeline for the remainder of the year as seasonal volumes rise. Also notable, our Advisory and Consulting businesses grew 28% against first quarter 2018 driven by our U.S. valuations business. Americas adjusted EBITDA margin, calculated on a fee revenue basis, was 12.3% for the quarter, representing a 140 basis point improvement year-on-year. The margin improvement primarily reflected improved conversion from leasing revenue growth and cost-management initiatives. Turning to EMEA. Total fee revenue declined 3% from first quarter 2018. Growth in Property & Facility Management was overshadowed by declines in other service lines, specifically Capital Markets. Leasing fee revenue declined 5% for the quarter. Strong growth in Germany was more than offset by lower transactional activity in various markets. U.K. leasing revenue was consistent with first quarter 2018 despite continued Brexit uncertainty. Capital Market fee revenue was down 23% for the first quarter largely consistent with the decline in market investment sales and following a record first quarter 2018 when our fee revenue grew 32% compared to 2017. The decline for this quarter was primarily driven by the U.K., Germany and France. For the quarter, Property & Facility Management fee revenue increased by 17% due to expansions of existing mandates with Corporate Solutions clients, most notably in the U.K. 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 MAY 07, 2019 / 1:00PM, JLL - Q1 2019 Jones Lang LaSalle Inc Earnings Call For the quarter, adjusted EBITDA margin, calculated on a fee revenue basis, was negative 6%, a decrease of 390 basis points year-on-year primarily due to the decline in revenues from transactional businesses, which typically generate higher margins. Moving to Asia Pacific. Fee revenue increased 8% over the first quarter 2018. Growth for the quarter was led by organic growth in Property & Facility Management and Project & Development Services partially offset by a decline in Capital Markets revenue. Property & Facility Management fee revenue increased 16% primarily driven by organic expansion from existing IFM clients plus new client wins. Project & Development Services fee revenue was up 19% largely driven by new client wins in Australia. Capital Markets fee revenue declined 8% for the quarter primarily due to deal timing. Asia Pacific adjusted EBITDA margin, calculated on a fee revenue basis, was 3.8% for the quarter, representing 130 basis point improvement year-on-year. The margin expansion was largely attributable to cost management. Moving to our Investment Management business. LaSalle fee revenue declined 14% for the quarter, the result of expected lower incentive fees, which was noted in our Q4 earnings call. We are pleased with the significant advisory fee growth of 17% for the quarter driven by strong growth in private equity and incremental assets under management from recent acquisitions. In Q4 2018, we acquired the Aviva Investors Real Estate Multi-Manager business and the remaining ownership interest of the Encore+ fund. In the first quarter of 2019, we purchased a majority stake in Latitude Management Real Estate Investors. These acquisitions combined contributed approximately half of the growth in advisory fees. Equity earnings for the quarter were $4.9 million primarily driven by net valuation increases for investments in Asia and the Americas. This compares to $13.2 million in the first quarter of 2018. LaSalle adjusted EBITDA margin, calculated on a fee revenue basis, was 20.3% compared with 37.4% in the first quarter of 2018. The decrease was primarily the result of the anticipated decline in incentive fees and equity earnings and deferred compensation costs following the exceptional incentive fee performance throughout 2018. Margin pressure from these drivers was partially offset by improved profitability in private equity annuity fees as well as accretive contribution from recent M&A. For the quarter, LaSalle raised $1.8 billion in new private equity capital compared with $700 million in the first quarter of 2018. LaSalle private equity and acquisition growth drove assets under management to a record $64 billion, an increase of 6% from quarter 4 2018. For the remainder of 2019, we expect incentive fees to continue to normalize and have modest expectations for equity earnings, reflecting a moderation in asset sales and valuation increases. Lastly, for the first quarter 2019, we recorded an income tax benefit of $700,000 compared with an income tax provision of $13.5 million in 2018. The main driver of the income tax benefit in 2019 was a discrete item reduction and tax reserves of $5.7 million. Absent of this, the effective tax rate was 24.5% for the quarter. I will now turn the call back to Christian for final remarks. Christian? Christian Ulbrich - Jones Lang LaSalle Incorporated - Chairman of Global Executive Board, President, CEO & Director Thank you, Stephanie. To summarize how we achieved these results, Slide 15 shows a few recent wins across service lines and geographies. Earlier, we talked about double-digit revenue increases in our Corporate Solutions business. To put numbers to that, we won 33 new assignments in the quarter, expanded existing relationships with another 15 clients and renewed 13 contracts. These 61 wins totaled 131 million square feet across all regions and represent an overall 63% win rate. 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 MAY 07, 2019 / 1:00PM, JLL - Q1 2019 Jones Lang LaSalle Inc Earnings Call Ciena Communications, Inc., a leading networking systems services and software company, selected us to supply integrated facility management and related services globally. In Asia Pacific, Shenzhen Horoy in China selected us for facilities management services for Horoy's 538,000-square-foot project in Shenzhen. In EMEA, we were retained by BASF to provide strategic consulting advice across a range of corporate real estate work streams. And in the Americas, we expanded our Project & Development Services relationship with U.S. Bancorp. In our Capital Markets business, although we were unable to outpace the market in the quarter, we continued to win and execute important assignments. In France, we advised AEW on the EUR 190 million sale of its Spazio office block in Nanterre. In Australia, we advised Dexus in exercising its right to take the remaining 50% interest in the MLC Centre in Sydney for AUD 800 million. In the Americas, we arranged $250 million loan to refinance Tower 28, a luxury multifamily building in Long Island City, New York. And early in the second quarter, we secured a $664 million in construction financing on behalf of JDS Development Group. The loan will be used to complete the construction of 9 DeKalb Avenue in Brooklyn, New York, which will become the borough's tallest building when completed in 2022. Turning to leasing and management activity. In the U.S., Keystone Property Group selected JLL to lease The Curtis, an historic 813,000-square-foot property in Philadelphia that combines office retail and residential space. In Vietnam, we were appointed lead agent for the Le Thanh building, a new 361,000-square-foot office property in the central business district of Ho Chi Minh City. In Germany, JLL has been instructed by Brookfield Properties for full-service property management of 2.9 million square feet located in 16 buildings at Potsdamer Platz in the heart of Berlin. As Stephanie said, LaSalle continued its impressive 2018 growth in assets under management to $64.3 billion in the first quarter. In Europe, LaSalle closed on the largest single-asset transaction in history, the $1.5 billion acquisition for Goldman Sachs new regional headquarters at Plumtree Court in London. And LaSalle was awarded a significant portfolio takeover valued at nearly $800 million by one of the largest pension funds in the U.S. Now let's look to the future. Returning to Slide 3 by summarizing JLL's research market outlook for the full year. Despite slowing economic growth in many advanced economies and lower Q1 investment volumes, we expect global investment in Commercial Real Estate to maintain relatively stable, declining by about 5% to 10% to roughly $690 billion but still high by historical standards. We forecast that for the full year 2019, global leasing volumes will be broadly flat on 2018 levels, an estimated 466 million square feet. The global vacancy rate is expected to edge up toward 11.5%, a part of higher construction levels and stable demand. We remain confident about our ability to keep advancing our business in this environment. We continued to deliver results in line with our Beyond strategy, transforming our global platform and offering our clients industry-leading digital services. In our Real Estate Services lines, our Leasing and Property Facility Management business continues to make notable contributions, and our Corporate Solutions business shows a very strong pipeline. Also, as Stephanie noted in her remarks, a healthy working hand in Capital Markets business should translate to improved performance as the year progresses. We remain on track to deliver our previously stated 2025 long-term growth targets. If you recall from our last earnings call, this year, we expect 6% to 8% organic fee revenue growth in our Real Estate Services businesses and, overall, a consolidated adjusted EBITDA margin profile of 12.5% to 14.5%. As we consider our prospects for the full year, and as Stephanie mentioned earlier, I also want to comment on our proposed acquisition of HFF, one of the largest and most successful commercial capital markets intermediaries in the U.S. The transaction is expected to close in the third quarter of this year. We see many acquisition opportunities each year and have completed more than 70 in the past 4 years. In each case, we have been very selective assessing strategic, cultural and operational synergies before pursuing any opportunity. HFF clearly passes all those tests, and we look forward to welcoming so many new talented colleagues to JLL. To close our prepared remarks on these calls, we like to mention a few of the many awards and honors our people have earned. Our Hotels & Hospitality group has been named the top-ranked firm for hotel real estate investment activity in Asia Pacific by Real Capital Analytics. Forbes named us to its 2019 list of America's Best Employers for the fifth consecutive year. In the Scottish Property Awards 2019, we were named Office Agency Team of the Year and were also recognized for the Deal of the Year. For the eighth consecutive year, we were awarded the 2019 ENERGY 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 MAY 07, 2019 / 1:00PM, JLL - Q1 2019 Jones Lang LaSalle Inc Earnings Call STAR Partner of the Year Sustained Excellence Award by the U.S. Department of Energy. And the National Association for Female Executives named us a top company for executive women. Congratulations to everyone at JLL and LaSalle who made these and many other honors possible. And thanks to our people around the world for continuing to serve our clients, our shareholders and our firm so well. Now let's take your questions. Operator, would you please explain the Q&A process? QUESTIONS AND ANSWERS Operator (Operator Instructions) Your first question comes from the line of Anthony Paolone from JPMorgan. Anthony Paolone - JP Morgan Chase & Co, Research Division - Senior Analyst My first question is I think it was in the Americas Capital Markets discussion. You mentioned deals taking a bit longer to close, and I was wondering if you can talk about why that is or what the hesitation is in the marketplace that you're seeing. Christian Ulbrich - Jones Lang LaSalle Incorporated - Chairman of Global Executive Board, President, CEO & Director Anthony, it's Christian. What we see is we are obviously in a pretty long-going cycle. And sellers are very hesitant to sell great properties, and buyers are very hesitant to overpay. And so it takes just longer until sellers and buyers can agree on the deal. We have a massive capital overhang trying to get into the market, but we don't have enough product which is being offered. And as I said, the product which is being offered, the sellers are not trying to sell at any price. They have very high expectations, and the buyers don't want to be the stupid ones. Anthony Paolone - JP Morgan Chase & Co, Research Division - Senior Analyst Okay. And then on the Leasing side, continues to be quite strong. What's your sense as to how long this strength can last? And how much of this should we think of as being a just step-up in the market share that JLL has versus perhaps just the market at the moment being robust and at some point, we have to think about that normalizing? Christian Ulbrich - Jones Lang LaSalle Incorporated - Chairman of Global Executive Board, President, CEO & Director The market is very robust. And at the moment, we don't see any signs of loosening of that market. We had a very strong first quarter. We said on the call that we have a very strong backlog going into the first quarter, and the same is true now. We had a very, very strong first quarter in our Leasing business in the Americas, and we have a very strong backlog going forward. There's absolutely no signs that this is coming down. Anthony Paolone - JP Morgan Chase & Co, Research Division - Senior Analyst Okay. And last question just on the balance sheet. I know some of the cash usage in the quarter was timing. But if we just think about accelerating some of the cash payments, the upcoming HFF transaction, where do you think net debt-to-EBITDA lands at the end of the year when all of this is said and done? 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 MAY 07, 2019 / 1:00PM, JLL - Q1 2019 Jones Lang LaSalle Inc Earnings Call Stephanie Plaines - Jones Lang LaSalle Incorporated - Global CFO & Member of Global Executive Board Yes. Hello. This is Stephanie, Anthony. So I think in terms of our cash flow from operations, you will note that our cash flow balances dropped about $290 million from prior year quarter. So a large portion of that is related to timing. So we were, as you know, progressing in our ERP migration across the globe, and this one is related to our EMEA timing of the PeopleSoft rollout. So that amount is just a timing issue and will come back to us in the quarter. In terms to the second part of your question on HFF, so as you've probably seen in our S-1 document, we're very pleased to say that we were able to fund this potential acquisition through a combination of cash and leveraging our existing revolver. So with that, we expect to go up from our leverage ratio, which is now at about 1x to go higher but still well below our 2x kind of threshold that we've said that we want to stay in for investment-grade profile. Anthony Paolone - JP Morgan Chase & Co, Research Division - Senior Analyst And you think that, that remains the case with sort of the purchase of HFF and any sort of retention payments or anything that comes along with the deal thereafter. Is that kind of where you're still end? Stephanie Plaines - Jones Lang LaSalle Incorporated - Global CFO & Member of Global Executive Board Yes. I think you know well that our business is somewhat cyclical and seasonal on a quarterly basis, so there could be some very minor ups and downs to that. But when we think about as a whole where we land at the end of the year post-HFF, we expect to be remaining within those brackets. Operator Your next question comes from the line of Alan Wai from Goldman Sachs. Alan Kevin Samuel Wai - Goldman Sachs Group Inc., Research Division - Research Analyst Related to the 3- to 4-year commitments for HFF management as well as producers, how do you plan to account for these costs in your adjusted EBITDA or earnings calculations? Stephanie Plaines - Jones Lang LaSalle Incorporated - Global CFO & Member of Global Executive Board So we intend to -- this is Stephanie. We expect to exclude them from -- they'll go below the line in a restructuring charge. So you may have seen also the footnote that we noted in Q1, in Footnote 4, that we do have $7.9 million of costs that we've mentioned already in our earnings. Alan Kevin Samuel Wai - Goldman Sachs Group Inc., Research Division - Research Analyst Got it. So added back as a onetime to adjusted earnings. Got it. Stephanie Plaines - Jones Lang LaSalle Incorporated - Global CFO & Member of Global Executive Board Exactly. 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 MAY 07, 2019 / 1:00PM, JLL - Q1 2019 Jones Lang LaSalle Inc Earnings Call Alan Kevin Samuel Wai - Goldman Sachs Group Inc., Research Division - Research Analyst Got it. Good. You've seen margin expansion in the Americas over the past year. Can you quantify how much of this improvement can be attributable to the tech investments you've guys have been making? And how much of this is coming from the revenue side such as front-end tools and which make your producers' lives easier versus the expense side? Also any color on your EMEA/APAC ERP rollout would be helpful. Christian Ulbrich - Jones Lang LaSalle Incorporated - Chairman of Global Executive Board, President, CEO & Director I'm starting off with the first part. The expansion in the margin in the Americas business is completely down to higher productivity per producer and very good hands on the overall costs. At the moment, our tech investment is still a drag on margin and is not contributing to margin expansion. It's the other way around because we are so successful in our core business, we can increase our investment into technology, and we will get that back in a couple of years in a contribution from those investments. With regards to the ERP implementation in EMEA and APAC. We went live in EMEA on the 1st of April. That went very smoothly. So far, we are very pleased. And so that gives us a lot of confidence that we can expect a similar process when we will go live in APAC later this year. Alan Kevin Samuel Wai - Goldman Sachs Group Inc., Research Division - Research Analyst Do you think the implementation in EMEA and APAC will be more straightforward after your experience successful in the Americas? Christian Ulbrich - Jones Lang LaSalle Incorporated - Chairman of Global Executive Board, President, CEO & Director Well, that's what you are working on. I mean you go first with one region. You take all the learnings. You take more time for that first one. And then with that learnings, you going into the other 2 regions, and then you expect that those implementations will go more smoothly. That's what we have seen so far in EMEA. Now we are the fifth week in. I'm always cautious to call something a success. But so far, it went very well. Operator Your next question comes from the line of Jade Rahmani from KBW. Jade Joseph Rahmani - Keefe, Bruyette, & Woods, Inc., Research Division - Director Regarding the HFF acquisition, when do you expect that proxy filing? Stephanie Plaines - Jones Lang LaSalle Incorporated - Global CFO & Member of Global Executive Board So the S-4 was already just filed, Jade, so we're through that. And as I said before, we expect this transaction to close in Q3 of the year. Jade Joseph Rahmani - Keefe, Bruyette, & Woods, Inc., Research Division - Director Can you make any comments as to broker reactions and client feedback over the past quarter? Christian Ulbrich - Jones Lang LaSalle Incorporated - Chairman of Global Executive Board, President, CEO & Director Well, client feedback has been very, very strong so -- and that is what we would have expected. Our clients are very happy with that move. We have heard for many years from our clients that they would like us to strengthen our U.S. platform. And so the reaction is in line with that. 9 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 MAY 07, 2019 / 1:00PM, JLL - Q1 2019 Jones Lang LaSalle Inc Earnings Call Brokers also most of them are very happy with that move. Obviously in some markets where there is a bit of overlap, there are some discussions going on, but we are very positive how that continues at the moment within our own offices. And what I hear is that on the HFF side, equally positive with their discussions. And so everything is well in line within our expectations. This was a well-thought-through activity. We didn't rush into that. We took a lot of time to prepare that. And hopefully, that is paying out now. Jade Joseph Rahmani - Keefe, Bruyette, & Woods, Inc., Research Division - Director Are you still confident in the synergy targets that you laid out when the deal was announced? Christian Ulbrich - Jones Lang LaSalle Incorporated - Chairman of Global Executive Board, President, CEO & Director Yes. Absolutely. We are very confident. Jade Joseph Rahmani - Keefe, Bruyette, & Woods, Inc., Research Division - Director Turning to Leasing, I was wondering if you have any data on the magnitude of growth that was driven by the combination of tech, co-working and the industrial space. Were those 3 subsectors combined more than 50% of Leasing growth this quarter? Christian Ulbrich - Jones Lang LaSalle Incorporated - Chairman of Global Executive Board, President, CEO & Director Well, you captured the right ones. I mean much of the activity was driven by the tech sector and the co-working providers, especially in New York, Northwest and the Mid-Atlantic markets. So this is something which we believe will continue to be the case. As I said, we have a very strong backlog, and our own positioning in those sectors is specifically strong. So we tend to take a higher share of that volume compared to some of our competitors. Jade Joseph Rahmani - Keefe, Bruyette, & Woods, Inc., Research Division - Director And do you have any concerns about the sustainability of the co-working trend? Christian Ulbrich - Jones Lang LaSalle Incorporated - Chairman of Global Executive Board, President, CEO & Director Well, co-working, we tend to call it flex space but if you want to call it co-working, is something which is here to stay. It is just an offering, which is very advantageous for the uses of office space. So our corporate clients do like the flexibility. What we expect is that there will be a pretty fierce price competition coming into that market. But we are a service provider. We are not offering that as a principal, that service. So for the time being, we just see that we have lots of opportunity to identify new clients and help them with our services. Jade Joseph Rahmani - Keefe, Bruyette, & Woods, Inc., Research Division - Director And just lastly in terms of the advisory business and the strong growth in valuation and appraisal, how much of that activity is driven by property owners reassessing their outlook and decision-making with respect to their holdings? Christian Ulbrich - Jones Lang LaSalle Incorporated - Chairman of Global Executive Board, President, CEO & Director That actually has nothing to do with that. Our growth in that business is that we did a couple of acquisitions 2 years back in the U.S. around the valuation and advisory business. We have integrated them now. We have hired more people, and we are just growing our market share in that 10 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 MAY 07, 2019 / 1:00PM, JLL - Q1 2019 Jones Lang LaSalle Inc Earnings Call business in the U.S. Coming from a relatively small market share, we have tremendous growth potential over the next couple of years there. So you will continue to see that going forward. Operator Your next question comes from the line of Stephen Sheldon from William Blair. Stephen Hardy Sheldon - William Blair & Company L.L.C., Research Division - Analyst First within the Americas, obviously really strong margin performance there, and you talked about the tech investment still being a drag. But can you help us frame the impact of the 2 main items that you called out that drove the expansion? So I think it was the Leasing outperformance and the broader cost-management initiatives. Is there any way to break down the margin impact of those 2 items? Was it pretty even, I guess, between those 2 factors? Stephanie Plaines - Jones Lang LaSalle Incorporated - Global CFO & Member of Global Executive Board Yes. No, it's Stephanie. Nice to speak with you, Stephen. So overall, we were very pleased with the margin expansion. We converted very well from the top line record growth in the Americas business and got 140 basis points in that. I would say, in terms of our investment, it was mostly Leasing, obviously, that drove that margin expansion. When I think about the EBITDA walk that we provided on our supplemental, Slide 5, we're showing about 95 basis points of an investment drag, if you will. And I would say that that's probably representative of what we are seeing in each of the regions. If I think about it kind of from a cost perspective, I would say the vast majority of that organic growth is coming from the business, and I would give it about -- probably about 20% of it is coming from cost management. Stephen Hardy Sheldon - William Blair & Company L.L.C., Research Division - Analyst Great. That's helpful. And then at LaSalle, on the AUM, can you maybe talk about the roughly $5 billion in dispositions and withdrawals during the quarter? Was that bigger than you would have expected? It seems like that was a little higher to do what you've seen in the first quarter or the past few years. So anything to call out there on the factors that drove that a little bit higher? Stephanie Plaines - Jones Lang LaSalle Incorporated - Global CFO & Member of Global Executive Board Yes. No, nothing that we're seeing that's unusual in that business. I think we had spoken just to put a bow around LaSalle. I think we signaled our incentive fees and our equity earnings declined, so they're right in line with what we had singled in Q4. And we're really pleased with the annuity growth, which is the advisory fees that were up 13% or $9 million. When I think about the AUM expansion, it's a record for us, 6% growth, which you saw. And I would say half of that is attributed to the recent acquisitions we've named, Aviva, which comes online with our quarterly lag. So the rest of that is just I would think what we would consider kind of normal course of business of growth and disposition. So nothing unusual there to note in the Q1. Operator There are no further questions. I will now turn the call back to management for closing remarks. 11 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 MAY 07, 2019 / 1:00PM, JLL - Q1 2019 Jones Lang LaSalle Inc Earnings Call Christian Ulbrich - Jones Lang LaSalle Incorporated - Chairman of Global Executive Board, President, CEO & Director With no further questions, we will close today's call. Thank you for participating. Stephanie and I look forward to speaking with you again following the second quarter. Operator Ladies and gentlemen, thank you for your participation. This concludes today's conference call, and you may now disconnect. DISCLAIMER Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2019, Thomson Reuters. All Rights Reserved. 12474548-2019-05-07T17:51:39 12 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

* * * Additional Information Regarding the Proposed Transaction and Where to Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed merger transaction involving JLL and HFF, among other things. The proposed merger transaction will be submitted to the stockholders of HFF for their consideration. In connection therewith, JLL filed with the SEC on April 29, 2019 a Registration Statement on Form S-4 that included a preliminary proxy statement/prospectus, and each of JLL and HFF may be filing with the SEC other documents regarding the proposed merger transaction. HFF will mail the definitive proxy statement/prospectus to the stockholders of HFF when it is available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, AS APPLICABLE, INVESTORS AND SECURITYHOLDERS OF JLL AND/OR HFF ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER TRANSACTION. Investors and securityholders may obtain free copies of the definitive proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of JLL and HFF, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by JLL will be available free of charge under the “Investor Relations” section of JLL’s website located at http://www.ir.jll.com or by contacting JLL’s Investor Relations Department at (312) 252-8943 or JLLInvestorRelations@JLL.com. Copies of the documents filed with the SEC by HFF will be available free of charge under the "Investor Relations" section of HFF's website located at http://www.hfflp.com or by contacting HFF's Investor Relations Department at (718) 852-3500 or InvestorRelations@hfflp.com. Participants in the Solicitation JLL and HFF and their respective directors and executive officers, certain other members of their respective management and certain of their respective employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed merger transaction. Information about the directors and executive officers of HFF is set forth in its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 28, 2018, and its annual report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 28, 2019, each of which can be obtained free of charge from the sources indicated above. Information about the directors and executive officers of JLL is set forth in its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 18, 2019, and its annual report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 26, 2019, each of which can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. * * * Cautionary Statements Regarding Forward-Looking Information This communication contains certain statements regarding intentions, beliefs and expectations or predictions for the future of JLL and HFF, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including statements with respect to the anticipated effects of the proposed transaction, expectations with respect to synergies, the proposed transaction's anticipated benefits to stockholders, the anticipated timing of the closing of the proposed transaction and plans with respect to the leadership of the combined company following the closing of the proposed transaction. Words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "seeks," "projects" or words of similar meaning, or future or conditional verbs, such as "will," "should," "would," "could," "may" or variations of such words and similar expressions are intended to identify such forward- looking statements, which are not statements of historical fact or guarantees or assurances of future performance. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking. Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include, without limitation, the following risks, uncertainties or assumptions: the satisfaction of the conditions precedent to the consummation of the proposed transaction, including, without limitation, the receipt of HFF stockholder and regulatory approvals on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the proposed transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the proposed transaction within the expected time period (if at all); potential difficulties in JLL's and HFF's ability to retain employees as a result of the announcement and pendency of the proposed transaction; JLL's ability to obtain and maintain an investment grade credit rating and obtain financing on the anticipated terms and schedule; risks relating to the value of JLL's shares to be issued in the transaction; disruptions of JLL's and HFF's current plans, operations and relationships with customers caused by the announcement and pendency of the proposed transaction; legal proceedings that may be instituted against JLL and HFF following announcement of the proposed transaction; and other factors described in JLL's annual report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 26, 2019, HFF's annual report for the fiscal year ended December 31, 2018, which was filed with the SEC on February 28, 2019, and other filings made by JLL and HFF from time to time with the SEC. The factors described in such SEC filings include, without limitation: the effect of political, economic and market conditions and geopolitical events; the logistical and other challenges inherent in operating in numerous different countries; the actions and initiatives of current and potential competitors; the level and volatility of real estate prices, interest rates, currency values and other market indices; the outcome of pending litigation; and the impact of current, pending and future legislation and regulation. Neither JLL nor HFF undertakes, and each of them expressly disclaims, any duty to update any forward- looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.